This document is a copy of the Schedule 13G filed on February 18, 1997 pursuant to a rule 201 temporary hardship exemption


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. ____)*


                                   SDL, INC.
         -------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  784076 10 1
                   -----------------------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 pages

-----------------------                                  ---------------------
  CUSIP NO. 784076 10 1                 13G                PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Donald R. Scifres

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      N/A                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,135,328

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          59,670
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,135,328

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          59,670
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,194,998

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 4 pages

SCHEDULE 13G
DONALD R. SCIFRES

ITEM 1.

  (a) Name of Issuer:  SDL, Inc.

  (b) Address of Issuer's Principal Executive Offices:

      80 Rose Orchard Way
      San Jose, California 95134

ITEM 2.

  (a) Name of Person Filing:

      Donald R. Scifres

  (b) Address of Principal Business Officer or, if none, Residence:

      80 Rose Orchard Way
      San Jose, California 95134

  (c) Citizenship:  U.S.A.

  (d) Title of Class Securities:  Common Stock

  (e) CUSIP Number:  784076 10 1

ITEM 3.

      Not applicable.

ITEM 4.  OWNERSHIP

  (a) Amount Beneficially Owned:

      1,194,998 shares (including options exercisable within 60 days to acquire 445,585 shares (the "Options")), as of December 31, 1996. Also includes 521,914 shares held by the Donald R. and Carol D. Scifres Revocable Living Trust (the "Trust Shares") and 99,450 shares held by the children of Mr. Scifres (the "Children Shares"). Dr. Scifres disclaims beneficial ownership of 59,670 Children Shares (the "Adult Shares"), which shares are held by adult children of Dr. Scifres. This Schedule 13G shall not not be construed as an admission that Dr. Scifres is a beneficial owner of the Adult Shares.

  (b) Percent of Class:  9%, as of December 31, 1996.

  (c) Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote:

                               Page 3 of 4 pages

             1,135,328 shares (comprised of the Options, Trust Shares and Children Shares, excluding the Adult Shares). Dr. Scifres disclaims beneficial ownership of the Adult Shares.

        (ii) shared power to vote or to direct the vote:

             59,670 shares (comprised of the Adult Shares). Dr. Scifres may be deemed to share voting power over the Adult Shares with the children who own such shares. Dr. Scifres disclaims beneficial ownership of the Adult Shares.

       (iii) sole power to dispose or to direct the disposition of:

             1,135,328 shares (comprised of the Options, Trust Shares and Children Shares, excluding the Adult Shares). Dr. Scifres disclaims beneficial ownership of the Adult Shares.

        (iv) shared power to dispose or to direct the disposition of:

             59,670 shares (comprised of the Adult Shares). Dr. Scifres may be deemed to share dispository power over the Adult Shares with the children who own such shares. Dr. Scifres disclaims beneficial ownership of the Adult Shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF THE GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable.

                                   SIGNATURE

     After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Date:  February 12, 1997


                              /s/ Donald R. Scifres
                              --------------------------------
                              Donald R. Scifres

                               Page 4 of 4 pages